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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.              )*
                                           --------------

                       INTEGRATED SURGICAL SYSTEMS INC.
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45812Y 10 8
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 pages

SEC 1745 (2-95)


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CUSIP NO. 45812Y 10 8                13G           PAGE   2   OF   6   PAGES
         ---------------                                ------   -----
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John N. Kapoor

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) /X/
                                                           (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   1,039,792 (see items 4 and 6)
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0-
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           1,039,792 (see items 4 and 6)
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   -0-
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,039,792 (see items 4 and 6)
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     30.93%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.  45812Y 10 8              13G             PAGE  3    OF  6    PAGES
         ----------------                               ------   ------
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EJ FINANCIAL INVESTMENTS V, L.P.

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   1,039,792 (see items 4 and 6)
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         0
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           1,039,792 (see items 4 and 6)
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   0
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,039,792 (see items 4 and 6)
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        30.93%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G


CUSIP NO.  45812Y 10 8

Item 1

     (a)  Name of Issuer:  Integrated Surgical Systems Inc.

     (b) Address of Issuer's Principal Executive Offices: 829 West Stadium Lane, Sacramento, California 95834

Item 2

     (a)  Name of Person Filing:

          (i)     EJ Financial Investments V, L.P.

          (ii)    John N. Kapoor

     (b)  Address of Principal Business Office:

          The principal business office for both reporting persons is: 225 E. Deerpath Road, Suite 250, Lake Forest, Illinois 60045.

     (c)  Citizenship:

          (i) EJ Financial Investments V, L.P. is a Delaware limited partnership.

          (ii)    John N. Kapoor is a U.S. citizen.

     (d)  Title of Class of Securities:  Common Stock

     (e)  Cusip No. 45812Y 10 8

Item 3

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable

Item 4   Ownership:

     John N. Kapoor is the Managing General Partner of EJ Financial Investments V, L.P. with sole voting and dispositive power. As such, the ownership interest of both John N. Kapoor and EJ Financial Investments V, L.P. is identical and is as follows:

     (a)  Amount Beneficially Owned:  1,039,792

     (b)  Percent of Class:  30.93%



                              Page 4 of 6 pages
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     (c)  Number of Shares as to Which Such Person Has:

          (i)     Sole Voting Power:  1,039,792 shares

          (ii)    Shared Voting Power:  0

          (iii)   Sole Dispositive Power:  1,039,792

          (iv)    Shared Dispositive Power:  0

Item 5    Ownership of 5% or less of a class.

          Not Applicable

Item 6    Ownership of more than 5% on behalf of another person.

          EJ Financial Investments V, L.P. ("EJ") is a Delaware limited partnership of which the Managing General Partner is John N. Kapoor. In addition, John N. Kapoor's spouse, Editha Kapoor, is also a General Partner of EJ.

          The limited partnership interests of EJ are owned by various family trusts, of which Editha Kapoor is Trustee. Forty nine percent
          (49%) of the EJ limited partnership units are held by the Kapoor Childrens' 1992 Trust and twenty-four and one-half percent (24.5%) of the EJ limited partnership units are held by the Hillock Family 1992 Trust.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          Not Applicable

Item 8    Identification and classification of members of the group:

          The members of the group filing this Schedule 13G are John N. Kapoor and EJ Financial Investments V, L.P.

Item 9    Notice of Dissolution of Group:

          Not Applicable

Item 10   Certification:

          Not Applicable



                              Page 5 of 6 pages

                                  SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 1997           s/ John N. Kapoor
                            --------------------------------
                            John N. Kapoor


February 11, 1997           EJ FINANCIAL INVESTMENTS V, L.P.


                            By: s/ John N. Kapoor
                                ----------------------------
                                John N. Kapoor, Managing
                                General Partner


                              Page 6 of 6 pages